Other Matters to Be Disclosed

Request for Cumulative Voting

There has been a request from minor shareholders to elect directors by using cumulative voting at the 24th Annual General Meeting of Shareholders.

Request date: February 16, 2006

Date of relevant disclosure: the Company previously filed related Form 6-K with the Notice of the 24th Annual General Meeting of Shareholders and A
Reference in Exercising the Voting Rights on February 16, 2006.